Exhibit 99.1

Cybin Granted DEA Schedule I Manufacturing License

The Company Also Welcomes Leah Gibson as its New Vice

President of Investor Relations

TORONTO, CANADA – November 4, 2021 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today announced that the Company has been granted a Schedule I manufacturing license from the U.S. Drug Enforcement Agency (“DEA”). The DEA license is a federal requirement for any investigators who intend to study, produce, analyze or otherwise work with Schedule I controlled substances.

The DEA license is for the Company’s research lab in the Boston area. The license will allow the Company to further become a hub for innovation and drug discovery. Previously, the Company conducted much of its research and development (“R&D”) work through globally licensed research organizations in the U.S., Canada, and the U.K., and through certain in-house capabilities. With the DEA license, the Company will be able to vastly expand its internal R&D capabilities to support innovative drug discovery and delivery involving Schedule I compounds.

“We are pleased with the progression of our clinical and regulatory efforts since the Company’s formation. This new license further positions the Company as a truly integrated biopharmaceutical company that can continue to work towards progressing Psychedelics to Therapeutics,” said Doug Drysdale, Cybin’s Chief Executive Officer.

The Company is also pleased to announce the appointment of Leah Gibson to the position of Vice President of Investor Relations. Leah is a life sciences investor relations leader with more than 18 years of experience in corporate and shareholder communications, and business strategy development. She has spearheaded multiple strategic investor relations programs including an award-winning and best-in-class program responsible for driving $1.1B in institutional open-market investments over 12 months and increasing international shareholder presence. Leah has vast experience in working with small-cap and large-cap publicly traded biotechnology companies, including a $60B large-cap biotechnology company focused on creating transformative medicines for serious diseases.

As a transition with Leah Gibson becoming the new Vice President of Investor Relations, the Company also today announced that John Kanakis will step down from his Chief Business Officer position which was primarily focused on the management of investor and media relations functions. He will continue with the Company in a role to focus on M&A and business development opportunities.

About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally-recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in the USA, UK and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the period ended June 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:

Leah Gibson

Vice President Investor Relations

Cybin Inc.

leah@cybin.com

Tim Regan/Scott Eckstein

KCSA Strategic Communications

cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com